March 26, 2013
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E., Stop 3561
Washington, D.C. 20549

Attn:    Ms. Linda Cvrkel
Branch Chief

Re:    JetBlue Airways Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
File No. 000-49728

Ladies and Gentlemen:

On behalf of JetBlue Airways Corporation (the Company) set forth below are the responses to the comments of the Staff (the Staff) of the Division of Corporation Finance of the Securities and Exchange Commission regarding the above referenced filing set forth in the Staff’s letter to Mr. Mark Powers of the Company dated March 12, 2013.

For your convenience, we have repeated each of the comments set forth in the Staff’s letter followed by the response to that comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
Liquidity and Capital Resources, page 39

1.
Please revise your liquidity section, including your analysis of cash flows from operating, investing, and financing activities, to cover the three-year period presented in your financial statements. In this regard, we note that a year to year comparison has been provided for operating cash flows from 2010 to 2011 and from 2011 to 2012; however, your M&DA discussion of liquidity only includes a discussion of cash flows from investing and financing activities for 2012 and 2011. Please confirm that you will revise your liquidity discussion to cover the three year period presented in your financial statements. Refer to Instruction 1 to Item 303(A) of Regulation S-K.

Response: In future filings we will ensure that the historical discussions of liquidity cover the related three year period presented in the accompanying financial statements in accordance with Instruction 1 to Item 303(a) of Regulation S-K.

Reconciliation of Return on Invested Capital (non-GAAP), page 40

2.	We note the calculation of capitalized aircraft rent in footnote (a) on page 40. Please tell us and further explain in MD&A the nature of this calculation. As part of your response and your revised disclosure please explain how the multiple of 7 times aircraft rent was determined and explain why you believe this measure is meaningful. We may have further comment upon receipt of your response.

Response: In calculating the Invested Capital component of ROIC, we adjust for our operating leases by using a multiple of aircraft rent expense.  Making adjustments for obligations associated with operating leases, which are not reflected in GAAP balance sheets, is a common practice throughout the investing community as a means of comparing companies with different financing structures.  The multiple of 7 times aircraft rent was used as it is a standard multiple which is routinely used by other airlines (as evidenced in public filings or press releases) and by equity analysts within the airline sector. To the extent that we report on ROIC in future filings, we will revise our non-GAAP disclosure to be more descriptive about how the lease adjustment and inputs thereto are determined.  Below is an example of the form that the revised disclosure would take:

In determining the Invested Capital component of ROIC, we include a non-GAAP adjustment for aircraft operating leases, as operating lease obligations are not reflected on our balance sheets, but do represent a significant financing obligation.  In making the adjustment, we used a multiple of 7 times our aircraft rent as this is the multiple which is routinely used within the airline community to represent the financing component of aircraft operating lease obligations.

3.
We note the disclosure in Note 8 indicating that you had equipment installed for other airlines on your balance sheet at December 31, 2012 and 2011 totaling $109 million and $111 million, respectively. Please tell us, and revise to disclose, the nature and terms of LiveTV’s sales of hardware and services such that equipment installed on other company’s airplanes continues to be reflected on your balance sheet. Your response and revised disclosure should clearly explain how LiveTV recognizes revenue under these arrangements or accounts for operating leases of equipment, as applicable.

Response:  Our wholly owned subsidiary, LiveTV, provides inflight entertainment solutions for various airline customers.  These solutions include equipment and related installation as well as the long term servicing of the equipment they install.  LiveTV does not sell either element independently and is the exclusive provider of each element for each of its customers.  These arrangements are multiple element arrangements that include a lease. In considering the lease criteria, we determined that the arrangements did not meet the additional lessor criteria in ASC 840-10-25-42(b) due to the long term nature of the agreements, which extended through 2021 as of December 31, 2012. This determination was made as a result of important uncertainties surrounding the total costs to provide ongoing equipment maintenance and upkeep throughout the contractual term. Therefore, the equipment is subject to an operating lease with revenue recognized on a straight line basis over the contractual term.
The accounting policy applicable to LiveTV’s third party revenue arrangements is described in Note 1 on page 55 of JetBlue’s 2012 Form 10-K, under the caption LiveTV Revenues and Expenses.  This disclosure focused on the multiple revenue elements inherent in LiveTV’s arrangements, but did not discuss our accounting for the equipment sales as operating leases.  We will revise this accounting policy disclosure in future filings in the form shown below to more accurately describe the nature and terms of LiveTV’s commercial agreements:

LiveTV Commercial Agreements:    LiveTV provides inflight entertainment solutions for various commercial airlines.  These solutions include equipment and related installation as well as agreements for ongoing service and support, which extended through 2021 as of December 31, 2012.  We account for the equipment agreements as operating leases, with related revenue recognized ratably over the term of the related customer agreement.  This determination is principally as a result of the long term nature of these agreements and the resulting uncertainties surrounding the total costs to provide ongoing equipment maintenance and upkeep throughout the contractual term.  We account for payments for ongoing service and support ratably over the term of the related customer contract.

4.
We note the disclosure in the last paragraph on page 67 which indicates that in connection with the termination of a contract with one its airline customers, the customer paid the company $16 million during 2011 which was included in other accrued liabilities at December 31, 2011. We also note that upon fulfilling the obligation to deactivate service of the customers’ aircraft, the company recognized a gain of $8 million in other operating expenses during the first quarter of 2012. Please tell us and explain in the notes to your financial statements how you calculated or determined the $8 million gain recognized in connection with the termination of this customer contract.

Response: In late December 2011, one of LiveTV’s customers terminated its contract with LiveTV. In connection with the termination, the customer paid LiveTV approximately $16 million, in accordance with the termination provisions of the agreement between LiveTV and the customer. The provisions of the termination required that the LiveTV system be deactivated on all of the customer’s aircraft, an activity which both commenced and concluded within the first calendar quarter of 2012. The $8 million in gain recorded was the difference between the $16 million in termination proceeds received and the total net assets on our books associated with this customer (pursuant to the Company’s accounting policy described in Note 1).

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In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to receive any responses and are prepared to make every effort to respond in a timely manner to the Staff’s comments. If the Staff wishes to discuss the responses provided, please do not hesitate to contact Don Daniels at (718) 709-3104.

Sincerely,

/s/ Donald Daniels
Vice President, Controller and
Chief Accounting Officer
(Principal Accounting Officer)

cc: Heather Clark
Mark Powers
Jim Hnat